

March 29, 2012

Via E-mail
Eugene Seymour, M.D.
Chief Executive Officer and
Interim Chief Financial Officer and Director
Nanoviricides, Inc.
135 Wood Street, Suite 205
West Haven, CT 06516

> **Re: Nanoviricides, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed October 13, 2011**
> **File No. 000-52318**

Dear Dr. Seymour:

We have reviewed your filing and have the following comments.

Please respond to this letter within 10 business days by providing us the requested information and amending your filing or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Based on the information included in the cover page of the June 30, 2011 Form 10-K it appears that you no longer qualify as a smaller reporting company. Please explain why you have continued to report as a smaller reporting company for the quarterly periods ended September 30, 2011 and December 31, 2011. Please confirm to us, if true, that there are no material omissions as a result of reporting as a smaller reporting company rather than not reporting as a smaller company in your Forms 10-Q for each of these two quarters. Further, confirm to us that you will no longer report as a smaller reporting company in future filings.

Item 9A(T). Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 95

2. Please revise your disclosure to clarify the basis for management concluding that your disclosure controls and procedures were effective in light of the conclusion that internal

Eugene Seymour, M.D.
Nanoviricides, Inc.
March 29, 2012
Page 2

control over financial reporting was not effective.

Management's Report on Internal Control Over Financial Reporting, page 96

3. Please clarify the statement in this section that "we determined that there were no material weaknesses in our internal control over financial reporting as of June 30, 2011" since you reference a material weakness under the section 'Changes in Internal Control Over Financial Reporting'.

4. Please include management's conclusion regarding the effectiveness of the company's internal control over financial reporting in this section rather than under the section 'Changes in Internal Control over Financial Reporting' as required under Item 308 of Regulation S-K.

Notes to Financial Statements
Note 4 – Related Party Transactions, page F-52

5. We note that your disclosure on page F-35 of the Form 10-K for the fiscal year ended June 30, 2010 states "the Company evaluated its relationship with TheraCour Pharma, Inc. for purposes of Section 810-10 of the FASB Accounting Standards Codification, and concluded that TheraCour Pharma, Inc. is not a variable interest entity that is subject to consolidation in the Company's financial statements under Section 810-10". It appears your conclusion did not change at June 30, 2011. Please provide us your analysis supporting your conclusion that TheraCour Pharma, Inc. is not a variable interest entity subject to consolidation in compliance with ASC 810-10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Eugene Seymour, M.D.
Nanoviricides, Inc.
March 29, 2012
Page 3

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant